UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41679

U Power Limited

18/F, Building 3, Science and Technology Industrial Park
Yijiang District, Wuhu City, Anhui Province
People’s Republic of China, 241003
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Underwritten Follow-on Offering

On March 20, 2026, U Power Limited (the “Company”), closed its underwritten follow-on offering (the “Offering”) of 13,360,000 units (each, a “Unit,” and, collectively, the “Units”), with each Unit consisting of (i) one Class A ordinary share, par value $0.00001 per share (each, a “Class A Ordinary Share,” and, collectively, the “Class A Ordinary Shares”), and (ii) one Class A warrant to purchase one Class A Ordinary Share (each, a “Class A Warrant,” and, collectively, the “Class A Warrants”), at a public offering price of $0.449 per Unit, for aggregate gross proceeds to the Company of approximately $6 million, before deducting underwriting discounts and offering expenses payable by the Company. The Units, the Class A Ordinary Shares, the Class A Warrants, and the Warrant Shares are collectively referred to herein as the “Securities.” The Company also granted the underwriter an over-allotment option exercisable for up to forty-five (45) days after the date of the Offering, which permits the underwriter to purchase a maximum of 2,004,000 additional Class A Ordinary Shares and/or 2,004,000 additional Class A Warrants to purchase Class A Ordinary Shares. On March 19, 2026, the underwriter partially exercised its over-allotment option to purchase 1,890,000 Class A Warrants.

The Class A Warrants have a one-year term, are immediately exercisable after issuance, and have an initial exercise price of $0.449 per Class A Ordinary Share. On the 2nd and 5th trading day following the closing of the Offering, the exercise price of the Class A Warrants will be reduced to 70% and 50% of the initial exercise price, or $0.3143 and $0.2245 per Class A Ordinary Share, respectively. Upon each adjustment to the exercise price for the Class A Warrants, the number of issuable shares underlying the Class A Warrants will be proportionally increased so that the aggregate exercise price of the Class A Warrants will remain the same. The Class A Warrants also provide for a zero exercise price option, in which the holder will receive two (2) Class A Ordinary Shares that would be issuable upon a cash exercise of the Class A Warrant, without payment of additional consideration.

The Securities in the Offering were offered pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-294161), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2026 and declared effective by the SEC on March 18, 2026.

The Offering was conducted pursuant to an underwriting agreement, dated March 19, 2026 (the “Underwriting Agreement”), by and between the Company and Maxim Group LLC, as the sole book-running manager in connection with the Offering. Underwriting discounts equaled 7% of the gross proceeds of the Offering, and the Company also agreed to reimburse Maxim Group LLC for certain of its offering-related expenses in an amount not to exceed $100,000.

Copies of the Underwriting Agreement, and the form of the Class A Warrant are attached hereto as Exhibits 10.1, and 4.1, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Underwriting Agreement, and the Class A Warrant are subject to and qualified in their entirety by each such document.

Copies of the opinions of Maples and Calder (Hong Kong) LLP and Hunter Taubman Fischer & Li LLC relating to the legality of the issuance and sale of the Class A Ordinary Shares and the Class A Warrants, respectively, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

In connection with the Offering, the Company issued a press release on March 19, 2026 announcing the pricing of the Offering and a press release on March 20, 2026 announcing the closing of the Offering. Copies of the press releases are attached hereto as Exhibits 99.1 and 99.2.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Class A Warrant
5.1	Opinion of Maples and Calder (Hong Kong) LLP
5.2	Opinion of Hunter Taubman Fischer & Li LLC
10.1	Underwriting Agreement entered into by and between the Company and Maxim Group LLC, dated March 19, 2026
99.1	Press Release – U Power Limited Announces Pricing of $6.0 Million Public Offering
99.2	Press Release – U Power Limited Announces Closing of $6.0 Million Public Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U Power Limited

Date: March 20, 2026	By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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